UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                       to
Commission file number 001-13641

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, Nevada 89148

Required Information
The Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1 through 3 of Annual Report on Form 11-K, the financial statements and the supplemental schedule of the Plan for the fiscal year ended December 31, 2010, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.
The written consent of RubinBrown LLP, consenting to the incorporation by reference in the registration statement of Pinnacle Entertainment, Inc. on Form S-8 (File No. 333-60616) of its report dated June 27, 2011 contained herein with respect to the annual financial statements of the Plan as of December 31, 2010 and December 31, 2009 and for the year ended December 31, 2010 is filed as Exhibit 23.1 to this Annual Report on Form 11-K.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
Index

Page

Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

Supplemental Schedules:

Schedule H, Line 4i- Schedule of Assets (Held at End of Year) December 31, 2010	14

All other schedules have been omitted as not applicable

Exhibits:

Exhibit Index	16

Exhibit 23.1 — Consent of RubinBrown LLP	17
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Pinnacle Entertainment, Inc. 401(k) Investment Plan
Las Vegas, Nevada
We have audited the accompanying statement of net assets available for benefits of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the Plan) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ RubinBrown LLP
St. Louis, Missouri
June 27, 2011

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
Assets:
Participant-directed investments, at fair value	$51,721,520	$46,331,977

Receivables:
Participants’ loans	4,675,452	3,889,775
Employer contributions	22,347	17,025
Participants’ contributions	113,469	92,281
Interest, dividend and capital gains receivable	—	51,293

	4,811,268	4,050,374

	56,532,788	50,382,351

Liabilities:
Excess contribution refunds	—	139,551

	56,532,788	50,242,800

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(152,438)

Net assets available for benefits	$56,532,788	$50,090,362

See report notes to financial statements

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

2010
Investment income:
Dividends	$639,639
Net appreciation in fair value of investments	6,236,442

Total investment income	6,876,081

Interest on participants’ loans	213,907

Contributions:
Participants’ contributions	7,842,164
Employer discretionary matching contributions	1,503,456
Participants’ rollover contributions	540,295

Total contributions	9,885,915

Total Additions	16,975,903

Deductions:
Benefits paid to participants	9,832,007
Administration and trust fees	162,817
Deemed distribution of participants’ loans	538,653

Total deductions	10,533,477

Net increase in assets available for benefits	6,442,426

Net assets available for benefits:
Beginning of year	50,090,362

End of year	$56,532,788

See report notes to financial statements

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. PLAN DESCRIPTION
The following description of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.
General The Plan is a defined contribution plan with a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
As described in Note 7, Pinnacle intends for the Plan to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Benefits under the Plan are not insured by the Pension Benefit Guaranty Corporation.
The Plan covers individuals who are employed in non-union employment classifications by Pinnacle Entertainment, Inc. (“Pinnacle”) and its subsidiaries that have elected to participate in the Plan (collectively, the “Employer”) and who have met the Plan’s service eligibility requirements. The Plan also covers certain union employees whose benefits have been the subject of collective bargaining and who have met the Plan’s service eligibility requirements.
Significant Plan Amendments
Effective November 1, 2010, the Plan was amended and restated in its entirety to transition the Plan from Prudential Bank & Trust FSB as the Plan’s trustee and, together with its affiliate, Prudential Insurance Company of America (collectively, “Prudential”), as the Plan’s third party administrator to Reliance Trust Company (“Reliance”) as the Plan’s trustee and to Mass Mutual Life Insurance Company (“Mass Mutual”) as the Plan’s administrator.
The Plan was amended and restated in its entirety to reflect the requirements of applicable federal laws commonly referred to as the Economic Growth Tax Relief Reconciliation Act of 2001 and to incorporate all prior adopted amendments and other regulatory requirements. This restatement was effective retroactively to January 1, 2002 and was adopted on April 27, 2010. This amendment and restatement also included the following significant amendments: (i) the appointment of Prudential as the Plan’s trustee effective January 1, 2008, and (ii) the exclusion of employees who perform services for or whose services are furnished to the Four Seasons Hotels Limited or an affiliate under that certain Hotel Management Agreement dated October 30, 2007 by and between Casino One Corporation and Four Seasons Hotels Limited.
The Plan was amended effective as of January 1, 2010 to exclude bonuses from the forms of compensation from which participants can elect to make contributions to the Plan. This amendment was adopted on December 29, 2009.
The Plan was amended effective January 1, 2009 to allow any forfeited matching contributions to be used to reduce any Employer contribution obligation under the Plan. This amendment was adopted on December 10, 2009.
Eligibility An employee who is employed by the Employer in a Plan-eligible classification and who has completed 90 days of service is eligible to participate in the Plan. Certain employees are not eligible to participate in the Plan.
Contributions Each year, participants may contribute up to 100% of pre-tax annual compensation subject to a statutory dollar limit, as defined in the Internal Revenue Code (the “Code”) ($16,500 for the year ended December 31, 2010). A participant is automatically enrolled in the Plan at a contribution level of 2% of his or her pre-tax compensation, unless he or she elects a different level of contribution or elects not to be enrolled. Participants also may contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.

The Plan permits participants who have reached age 50 to make additional catch-up contributions up to certain annual maximum amounts established by the Code. The maximum catch-up contribution was $5,500 for the year ended December 31, 2010.
Employer matching contributions are discretionary. Currently, the Employer matches each participant’s contribution in an amount equal to 25% of the participant’s pretax contributions, disregarding the participant’s pre-tax contributions in excess of 5% of the participant’s salary bi-weekly deferral.
Participants direct the investment of their contributions and their share of the Employer discretionary matching contributions into various investment options offered by the Plan including Pinnacle common stock. Each participant receives voting rights on any shares of Pinnacle common stock held in his or her Plan account.
Participant Accounts Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s discretionary matching contributions and Plan earnings, and each participant’s account is charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable. Allocations, if any, would be based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Vesting Participants have an immediate nonforfeitable right to their contributions plus actual earnings thereon. Vesting in the Employer’s discretionary matching contributions portion of the participant’s accounts is based on years of service, as defined in the following table:

Years of Service	Vested Percentage
0	0%
1	20%
2	40%
3	60%
4	80%
5	100%
A participant becomes fully vested in his or her Employer discretionary matching contributions plus actual earnings thereon on his or her death, disability, or reaching age 65.
Forfeitures Forfeitures may be used to reduce Employer discretionary matching contributions and cover administrative expenses. At December 31, 2010, forfeitures of $165,990 were available to reduce future Employer discretionary matching contributions.
Participant Loans Participants may borrow from their accounts up to a maximum of the lesser of 50% of their vested account balance or $50,000 less the highest outstanding loan balance, if any, during the prior year. Loans must be repaid within five years, with the exception of real estate loans, which may be repaid within 30 years. Participant loans are secured by the participant’s vested account balance and bear interest at prevailing rates on the date of the loan. Interest rates range from 4.25% to 9.25% on loans outstanding at December 31, 2010 and 2009.
Payment of Benefits On termination of service, a participant may elect to receive distribution of the value of the participant’s vested interest in his or her Plan account in the form of a lump sum payment, partial lump sum payments or installments. Terminated participants are required to begin receiving distribution of their vested account no later than April 1 following the year in which they attain age 70 1/2.

The Plan also provides for in-service hardship withdrawals from a participant’s account for immediate financial needs, as defined in the Plan document, subject to certain limitations. Upon attaining age 59 1/2, a participant may elect to receive an in-service withdrawal of all or a portion of his or her elective deferrals and vested matching contributions. Any participant who is a 5% or greater owner of the Employer and who is age 70 1/2 is required to begin taking a partial withdrawal of his or her vested account in accordance with Plan provisions and Code Section 401(a)(9). Participants with rollover balances may take a distribution from their rollover account at any time in accordance with the Plan provisions.
Administrative Expenses Plan participants pay substantially all administrative expenses of the plan, except for any fees associated with Plan amendments, insufficient funds, and participant address searches. In addition, certain administrative expenses incidental to the administration of the Plan, including fees of the independent registered public accountants, may be paid by the Plan or by the Employer, at its discretion.
Trust and Recordkeeping Services During the year ended December 31, 2010, Prudential provided record-keeping administrative services, custodial, and trustee services for Plan, until October 31, 2010. Effective November 1, 2010, MassMutual became the successor custodian and record keeper for the Plan. Reliance Trust Company is the successor trustee of the Plan.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
As described in authoritative guidance, investment contracts held by a defined contribution plan are required to be reported at fair value (see Note 3). However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition Mutual funds and common stock are reported at fair value based on quoted market prices. Investments are valued on a daily basis. The MassMutual Diversified-Separate Account Guaranteed Investment Contract, a stable value fund is valued at contract value. The UBOC Stable Value A Fund, a common collective trust, is stated at contract value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
In 2010, the Plan adopted a recently issued accounting standard that requires participant loans to be classified as a Plan receivable and measured at their respective unpaid balances plus accrued but unpaid interest thereon. Previously, these participant loans were classified as Plan investments, and were subject to the fair value measurement and disclosure requirements as described in Note 3. This guidance was applied retroactively in 2009 and this standard had no impact on the Plan’s net assets available for benefits.
Estimates The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the reported amounts. Actual results may differ from those estimates.
Concentration of Risk The Plan has exposure to risk to the extent that its investments are subject to market fluctuations, inflation fluctuations, and interest rate fluctuations that may materially affect the value of the investment balances.

NOTE 3. FAIR VALUE MEASUREMENTS
The Plan follows authoritative guidance which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a framework for measuring fair value and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon assumptions (inputs) used to price the assets and liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:
•	Level 1: Quoted market prices in active markets for identical assets or liabilities.
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
•	Level 3: Unobservable inputs that are not corroborated by market data.
As of December 31, 2010, Plan investments that are measured at fair value on a recurring basis are as follows:

	Balance	Level 1	Level 2	Level 3
Investments:
Mutual funds:
Asset allocation/ lifecycle	$11,794,912	$11,794,912	$—	$—
Growth funds	7,626,217	7,626,217	—	—
Equity investment — large cap	7,471,785	7,471,785	—	—
Intermediate term bond funds	4,438,997	4,438,997	—	—
International equity funds	3,308,231	3,308,231	—	—
Equity investment — small cap	2,744,937	2,744,937	—	—
Multi cap core	1,722,906	1,722,906	—	—
Equity investment — mid cap	402,766	402,766	—	—

Total mutual funds	$39,510,751	$39,510,751	$—	$—
Stable value interest fund	7,342,421	—	7,342,421	—
Pinnacle common stock	4,868,317	4,868,317	—	—
Other	31	—	31	—

Total investments at fair value	$51,721,520	$44,379,068	$7,342,452	$—

As of December 31, 2009, Plan investments that are measured at fair value on a recurring basis are as follows:

	Balance	Level 1	Level 2	Level 3
Investments:
Mutual funds:
Balanced-Specialty	$9,684,602	$9,684,602	$—	$—
Equity investment — large cap	7,421,069	7,421,069	—	—
Fixed income	7,186,766	7,186,766	—	—
Growth funds	4,809,931	4,809,931	—	—
International equity funds	3,711,330	3,711,330	—	—
Equity investment — small cap	3,644,729	3,644,729	—	—
Equity investment — mid cap	1,388,725	1,388,725	—	—

Total mutual funds	$37,847,152	$37,847,152	$—	$—
Common collective interest fund	5,472,856	—	5,472,856	—
Pinnacle common stock	3,011,966	3,011,966	—	—
Other	3	—	3	—

Total investments at fair value	$46,331,977	$40,859,118	$5,472,859	$—

NOTE 4. INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009, respectively.

December 31,
2010
MassMutual Diversified SAGIC	$7,342,421
American Funds Growth Fund America	5,199,005
Selected Focus Value Fund	4,912,384
Pinnacle Common Stock	4,868,317
PIMCO Real Return Fund	4,438,997
T. Rowe Price Retirement 2040 Fund	3,615,280
American Funds EuroPacific Growth Fund	3,277,402
T. Rowe Price Retirement 2020 Fund	2,792,535

December 31,
2009
UBOC Stable Value A Fund	$5,472,856
Davis New York Venture Fund	5,173,154
Fidelity Advisor Equity Growth Fund	4,809,931
PIMCO Real Return Bond A Fund	4,051,769
High Mark Diversified Money Market	3,134,997
MFS Research International Fund	3,711,330
Pinnacle Common Stock	3,011,966
Blackrock Life-path Retirement Fund	2,789,917
During 2010, Plan investments appreciated in fair value as follows:

December 31,
2010
Mutual funds	$6,294,549
Pinnacle common stock	19,611
Other (loss)	(77,718)

$6,236,442

NOTE 5. INVESTMENT CONTRACTS
MassMutual Diversified SAGIC
On November 1, 2010, the Plan entered into a benefit-responsive investment contract with the MassMutual Diversified Separate Guaranteed Investment Contract (the “SAGIC Fund”). The SAGIC Fund maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the SAGIC Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the SAGIC Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the SAGIC Fund. Contract value, as reported to the Plan by the SAGIC Fund, approximates fair value and represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average crediting interest rate is set quarterly and is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The SAGIC Fund does not allow the crediting interest rate below zero percent. The average crediting interest rate and average yield at December 31, 2010 was 2.9%.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.
The SAGIC Fund does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with the investment agreement.
UBOC Stable Value A Fund
The Plan invests in a benefit-responsive investment contract with UBOC in relation to the UBOC Stable Value A Fund. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measure attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.
There are no allowances necessary against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events would limit the ability of the Plan to transact at contract value with the issuer, including the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (2) changes to the Plan’s prohibition of competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrators do not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The guaranteed investment contract does not permit the agreement to be terminated prior to the scheduled maturity.

Average yields:	2009
Based on actual earnings	3.88%
Based on interest rate credited to participants	3.66%

NOTE 6. PLAN TERMINATION
The Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in all Employer contributions allocated to their Plan accounts.
NOTE 7. TAX STATUS
Prior to the adoption of the prototype plan sponsored by massmutual in November 2010, the Plan was a prototype plan sponsored by prudential that is the subject of a favorable opinion letter from the Internal Revenue Service (“IRS”) dated April 29, 2002, and the Plan Administrators believe the Plan has been operated in accordance with the applicable provisions of the Code. The Employer routinely self-reviews the administration of the Plan and self-corrects any compliance issues in accordance with the Employee Plan Compliance Resolution System. The prototype plan has been amended since the latest opinion letter date; however, the Plan Administrators believe that the Plan and related trust are designed in accordance with applicable sections of the Code and, accordingly, are exempt from income taxes.
In November 2010, Pinnacle adopted the prototype plan sponsored by MassMutual, which is the subject of a favorable opinion letter from the IRS dated May 11, 2009.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s federal tax returns for tax years 2007 and later remain subject to examination by taxing authorities.
NOTE 8. TRANSACTIONS WITH RELATED PARTIES
Certain Plan investments are shares of Pinnacle common stock and a stable value fund managed by MassMutual. As of December 31, 2010, Pinnacle is the Plan sponsor, and MassMutual is the custodian and record-keeper as defined in the Plan document and, therefore, these transactions qualify as allowable party-in-interest transactions.
NOTE 9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2010 and 2009:

	December 31,	December 31,
	2010	2009
Net assets available for benefits per financial statements	$56,532,788	$50,090,362
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	—	152,438

Net assets available for benefits per Form 5500	$56,532,788	$50,242,800

The following is a reconciliation of investment income per the financial statements to Form 5500 for the year ended December 31, 2010 and 2009:

	December 31,	December 31,
	2010	2009
Total investment income per financial statements	$6,876,081	$7,866,426
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	(152,438)	156,902

Total investment income per Form 5500	$6,723,643	$8,023,328

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
EIN # 95-3667491 Plan #003
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

		(c) Description of investment
		including maturity date, rate
		of interest, collateral, par, or
(a)	(b) Identity of issue, borrower, lessor, or similar party	maturity value	(e) Current Value
*	MassMutual Diversified SAGIC	Stable Value interest fund	$7,342,422
	American Funds Growth Fund of America	Mutual Fund	5,199,005
	Selected Focus Value Fund	Mutual Fund	4,912,384
*	Pinnacle Entertainment, Inc. Common Stock	Common Stock, 332,794	4,868,317
	Participant Loans	Interest at 4.25% to 9.25%, due through 2040	4,675,452
	PIMCO Real Return Fund	Mutual Fund	4,438,997
	T. Rowe Price Retirement 2040 Fund	Mutual Fund	3,615,280
	American Funds EuroPacific Growth Fund	Mutual Fund	3,277,402
	T. Rowe Price Retirement 2020 Fund	Mutual Fund	2,792,535
	T. Rowe Price Retirement Fund	Mutual Fund	2,691,247
	T. Rowe Price Retirement 2030 Fund	Mutual Fund	2,648,442
	Allianz NFJ Small Value Fund	Mutual Fund	2,454,981
	Select Fundamental Value Fund	Mutual Fund	2,396,305
	T. Rowe Price New Horizon Fund	Mutual Fund	2,147,461
	Invesco Endeavor Fund	Mutual Fund	1,722,906
	Vanguard Small Cap Index Fund	Mutual Fund	268,827
	Vanguard Extended Market Index Fund	Mutual Fund	218,908
	Vanguard Mid-Cap Index Fund	Mutual Fund	183,858
	Vanguard Small Cap Growth Index Fund	Mutual Fund	167,296
	Vanguard 500 Index Fund	Mutual Fund	139,322
	Vanguard Growth Index Fund	Mutual Fund	112,455
	American Beacon International Index	Mutual Fund	30,828
	T. Rowe Price Retirement 2055 fund	Mutual Fund	27,074
	Vanguard Value Index Fund	Mutual Fund	23,774
	Vanguard Small Cap Value Index Fund	Mutual Fund	21,129
	T. Rowe Price Retirement 2025 Fund	Mutual Fund	6,911
	T. Rowe Price Retirement 2010 Fund	Mutual Fund	4,575
	T. Rowe Price Retirement 2050 Fund	Mutual Fund	3,520
	T. Rowe Price Retirement 2045 Fund	Mutual Fund	2,191
	T. Rowe Price Retirement 2015 Fund	Mutual Fund	1,703
	T. Rowe Price Retirement 2035 Fund	Mutual Fund	1,306
	T. Rowe Price Retirement Fund	Mutual Fund	128
	Miscellaneous	Holding account	31

			$56,396,972

*	Identifies a party-in-interest to the Plan.
See report letter

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN
Dated: June 27, 2011	By:	/s/ Carlos A. Ruisanchez
Carlos Ruisanchez
Plan Administrator Pinnacle Entertainment, Inc. Executive Vice President and Chief Financial Officer

Dated: June 27, 2011	By:	/s/ Daniel Boudreaux
Daniel Boudreaux
Plan Administrator Pinnacle Entertainment, Inc. Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of RubinBrown LLP, Independent Registered Public Accounting Firm